United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

November 2004

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F [X] Form 40-F [   ]

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes [   ] No [X]

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes [   ] No [X]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes [   ] No [X]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-  .)

COMPANHIA VALE DO RIO DOCE
Report on Form 6-K

Table of Contents

INDEX TO CONDENSED CONSOLIDATED FINANCIAL
INFORMATION (US GAAP)
SIGNATURES

This report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 of Vale Overseas Limited, File No. 333-110867-01 and the Registration Statement on Form F-3 of Companhia Vale do Rio Doce, File No. 333-110867 and shall be deemed to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

COMPANHIA VALE DO RIO DOCE
INDEX TO CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Page
Consolidated Balance Sheets as of September 30, 2004 and December 31, 2003	F-3
Consolidated Statements of Income for the three-month periods ended September 30, 2004 and 2003 and June 30, 2004 and for the nine-month periods ended September 30, 2004 and 2003	F-5
Consolidated Statements of Cash Flows for the three-month periods ended September 30, 2004 and 2003 and June 30, 2004 and for the nine-month periods ended September 30, 2004 and 2003	F-6
Consolidated Statements of Changes in Stockholders’ Equity for the three-month periods ended September 30, 2004 and 2003 and June 30, 2004 and for the nine-month periods ended September 30, 2004 and 2003
F-7
Notes to the Condensed Consolidated Financial Information	F-8

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars

	September	December 31,
	30, 2004	2003
	(unaudited)
Assets
Current assets
Cash and cash equivalents	1,939	585
Accounts receivable
Related parties	165	115
Unrelated parties	809	703
Loans and advances to related parties	48	56
Inventories	701	505
Deferred income tax	130	91
Others	454	419

	4,246	2,474

Property, plant and equipment, net and mining rights	7,727	6,484
Investments in affiliated companies and joint ventures and other investments, net of provision for losses on equity investments	1,053	1,034
Other assets
Goodwill on acquisition of subsidiaries	455	451
Loans and advances
Related parties	32	40
Unrelated parties	72	68
Prepaid pension cost	73	82
Deferred income tax	409	234
Judicial deposits	472	407
Unrealized gain on derivative instruments	1	5
Others	180	155

	1,694	1,442

TOTAL	14,720	11,434

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars
(Except number of shares)

(Continued)

	September	December
	30, 2004	31, 2003
	(unaudited)
Liabilities and stockholders’ equity
Current liabilities
Suppliers	422	482
Payroll and related charges	118	78
Interest attributed to stockholders	287	118
Provision for income taxes	371	21
Current portion of long-term debt - unrelated parties	719	1,009
Short-term debt	201	129
Loans from related parties	62	119
Others	420	297

	2,600	2,253

Long-term liabilities
Employees post-retirement benefits	212	198
Long-term debt - unrelated parties	3,434	2,767
Loans from related parties	2	4
Provisions for contingencies (Note 11)	788	635
Unrealized loss on derivative instruments	165	96
Others	383	268

	4,984	3,968

Minority interests	656	329

Stockholders’ equity
Preferred class A stock - 1,800,000,000 no-par-value shares authorized and 415,727,739 issued	1,176	1,055
Common stock - 900,000,000 no-par-value shares authorized and 749,949,429 issued	2,121	1,902
Treasury stock - 11,967 (2003 - 12,549) preferred and 14,145,510 common shares	(88)	(88)
Additional paid-in capital	498	498
Other cumulative comprehensive loss	(4,214)	(4,375)
Appropriated retained earnings	2,719	3,035
Unappropriated retained earnings	4,268	2,857

	6,480	4,884

TOTAL	14,720	11,434

See notes to condensed consolidated financial information.

Condensed Consolidated Statements of Income
Expressed in millions of United States dollars (Unaudited)
(except number of shares and per-share amounts)

				Nine months ended
	Three-month periods ended			September 30
	September	June 30,	September
	30, 2004	2004	30, 2003	2004	2003
Operating revenues, net of discounts, returns and allowances
Sales of ores and metals
Iron ore and pellets	1,386	1,262	918	3,709	2,425
Kaolin	41	39	25	119	55
Manganese and ferroalloys	193	164	81	488	245
Potash	35	31	28	89	70
Copper	70	24	—	94	—
Others	—	—	5	—	21

	1,725	1,520	1,057	4,499	2,816
Revenues from logistic services	232	220	159	643	412
Aluminum products	327	289	243	896	598
Other products and services	3	4	24	13	29

	2,287	2,033	1,483	6,051	3,855
Value-added tax	(114)	(113)	(51)	(302)	(143)

Net operating revenues	2,173	1,920	1,432	5,749	3,712

Operating costs and expenses
Cost of ores and metals sold	(751)	(647)	(530)	(2,041)	(1,396)
Cost of logistic services	(126)	(117)	(89)	(358)	(232)
Cost of aluminum products	(174)	(143)	(185)	(464)	(484)
Others	(2)	(5)	(8)	(10)	(11)

	(1,053)	(912)	(812)	(2,873)	(2,123)
Selling, general and administrative expenses	(112)	(106)	(74)	(319)	(168)
Research and development	(36)	(27)	(22)	(86)	(45)
Employee profit sharing plan	(17)	(17)	(2)	(47)	(23)
Others	(69)	(26)	(21)	(123)	(101)

	(1,287)	(1,088)	(931)	(3,448)	(2,460)

Operating income	886	832	501	2,301	1,252

Non-operating income (expenses)
Financial income	10	19	27	41	84
Financial expenses	(165)	(106)	(83)	(413)	(229)
Foreign exchange and monetary gains (losses), net	77	(245)	(57)	(210)	250
Gain on sale of investments	314	—	—	314	—

	236	(332)	(113)	(268)	105

Income before income taxes, equity results and minority interests	1,122	500	388	2,033	1,357

Income taxes
Current	(285)	(41)	41	(423)	(100)
Deferred	61	(23)	(41)	70	(131)

	(224)	(64)	—	(353)	(231)

Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	127	150	89	363	218
Minority interests	(82)	(82)	(9)	(191)	(56)

Income from continuing operations	943	504	468	1,852	1,288

Change in accounting pratice for asset retirement obligations (Note 4)	—	—	—	—	(10)

Net income for the period	943	504	468	1,852	1,278

Basic earnings per Preferred Class A Share	0.82	0.44	0.41	1.61	1.11

Basic earnings per Common Share	0.82	0.44	0.41	1.61	1.11

Weighted average number of shares outstanding (thousands of shares)
Common shares	735,804	735,804	735,804	735,804	735,804
Preferred Class A shares	415,714	415,713	415,713	415,713	415,713

See notes to condensed consolidated financial information.

Condensed Consolidated Statements of Cash Flows
Expressed in millions of United States dollars (Unaudited)

				Nine months ended
	Three-month periods ended			September 30
	September	June 30,	September
	30, 2004	2004	30, 2003	2004	2003
Cash flows from operating activities:
Net income	943	504	468	1,852	1,278
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	102	79	63	280	160
Dividends received	19	60	66	140	138
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(127)	(150)	(89)	(363)	(218)
Deferred income taxes	(61)	23	41	(70)	131
Gain on sale of investment	(314)	—	—	(314)	—
Impairment of property, plant and equipment	—	—	—	—	12
Change in accounting pratice for asset retirement obligations (Note 4)	—	—	—	—	10
Pension plan	3	3	3	9	8
Foreign exchange and monetary losses (gains)	(118)	291	13	218	(386)
Net unrealized derivative losses (gains)	36	(22)	21	68	23
Minority interests	82	82	9	191	56
Interest payable, net	42	27	(6)	55	10
Others	64	24	(14)	67	(15)
Decrease (increase) in assets:
Accounts receivable	—	(132)	(24)	(155)	105
Inventories	(39)	(67)	(27)	(121)	(30)
Others	(44)	67	(1)	(2)	21
Increase (decrease) in liabilities:
Suppliers	26	(59)	(2)	(58)	(67)
Payroll and related charges	27	(18)	(15)	6	(8)
Income Taxes	370	—	—	370	—
Others	96	(12)	(71)	231	25

Net cash provided by operating activities	1,107	700	435	2,404	1,253

Cash flows from investing activities:
Loans and advances receivable
Related parties
Additions	(6)	(6)	(15)	(12)	(92)
Repayments	—	5	33	46	62
Others	(3)	4	18	16	35
Guarantees and deposits	(48)	(18)	78	(90)	(86)
Additions to investments	(4)	(6)	(8)	(19)	(69)
Additions to property, plant and equipment	(348)	(416)	(443)	(1,145)	(949)
Proceeds from disposal of investments	415	—	21	415	58
Cash used to acquire subsidiaries, net of cash acquired	—	—	(426)	—	(426)

Net cash used in investing activities	6	(437)	(742)	(789)	(1,467)

Cash flows from financing activities:
Short-term debt, net issuances (repayments)	40	(44)	(4)	40	(37)
Loans
Related parties
Additions	15	3	48	21	48
Repayments	(2)	(1)	(2)	(9)	(24)
Issuances of long-term debt
Related parties	—	—	—	—	2
Others	43	227	779	935	996
Repayments of long-term debt
Related parties	(3)	—	—	(3)	(4)
Others	(222)	(201)	(139)	(893)	(415)
Interest attributed to stockholders	—	(269)	(33)	(269)	(248)

Net cash provided by (used in) financing activities	(129)	(285)	649	(178)	318

Increase (decrease) in cash and cash equivalents	984	(22)	342	1,437	104
Effect of exchange rate changes on cash and cash equivalents	(104)	(2)	(14)	(109)	99
Initial cash in new consolidated subsidiary	—	—	46	26	46
Cash and cash equivalents, beginning of period	1,059	1,083	966	585	1,091

Cash and cash equivalents, end of period	1,939	1,059	1,340	1,939	1,340

Cash paid during the period for:
Interest on short-term debt	—	—	—	(2)	(7)
Interest on long-term debt	(82)	(51)	(54)	(213)	(140)
Income tax	—	—	(6)	—	(39)
Non-cash transactions
Conversion of loans receivable to investments	—	—	9	—	96

Condensed Consolidated Statements of Changes in Stockholders’ Equity
Expressed in millions of United States dollars (Unaudited)
(except number of shares and per-share amounts)

				Nine months ended September
	Three-month periods ended			30
	September 30,	June	September 30,
	2004	30, 2004	2003	2004	2003
Preferred class A stock (including one special share)
Beginning of the period	1,176	1,055	1,055	1,055	904
Transfer from appropriated retained earnings	—	121	—	121	151

End of the period	1,176	1,176	1,055	1,176	1,055

Common stock
Beginning of the period	2,121	1,902	1,902	1,902	1,630
Transfer from appropriated retained earnings	—	219	—	219	272

End of the period	2,121	2,121	1,902	2,121	1,902

Treasury stock
Beginning and end of the period	(88)	(88)	(88)	(88)	(88)

Additional paid-in capital
Beginning and end of the period	498	498	498	498	498

Other cumulative comprehensive loss
Cumulative translation adjustments
Beginning of the period	(4,757)	(4,480)	(4,406)	(4,449)	(5,185)
Change in the period	461	(277)	(67)	153	712

End of the period	(4,296)	(4,757)	(4,473)	(4,296)	(4,473)

Unrealized gain on available-for-sale securities
Beginning of the period	61	77	18	74	—
Change in the period	21	(16)	(4)	8	14

End of the period	82	61	14	82	14

Adjustments relating to investments in affiliates
Beginning and end of the period	—	—	10	—	10

Total other cumulative comprehensive loss	(4,214)	(4,696)	(4,449)	(4,214)	(4,449)

Appropriated retained earnings
Beginning of the period	2,501	3,016	2,292	3,035	2,230
Transfer (to) from retained earnings	218	(175)	(41)	24	444
Transfer to capital stock	—	(340)	—	(340)	(423)

End of the period	2,719	2,501	2,251	2,719	2,251

Retained earnings
Beginning of the period	3,667	3,119	3,281	2,857	3,288
Net income	943	504	468	1,852	1,278
Interest attributed to stockholders
Preferred class A stock	(45)	(48)	(115)	(151)	(235)
Common stock	(79)	(83)	(203)	(266)	(415)
Appropriation (to) from reserves	(218)	175	41	(24)	(444)

End of the period	4,268	3,667	3,472	4,268	3,472

Total stockholders’ equity	6,480	5,179	4,641	6,480	4,641

Comprehensive income is comprised as follows:
Net income for the period	943	504	468	1,852	1,278
Cumulative translation adjustments	461	(277)	(67)	153	712
Unrealized gain (loss) on available-for-sale securities	21	(16)	(4)	8	14

Total comprehensive income	1,425	211	397	2,013	2,004

Shares
Preferred class A stock (including one special share)	415,727,739	415,727,739	415,727,739	415,727,739	415,727,739

Common stock	749,949,429	749,949,429	749,949,429	749,949,429	749,949,429

Treasury stock (1)
Beginning of the period	(14,158,059)	(14,158,059)	(14,158,707)	(14,158,059)	(14,158,953)
Change in the period	582	—	648	582	894

End of the period	(14,157,477)	(14,158,059)	(14,158,059)	(14,157,477)	(14,158,059)

	1,151,519,691	1,151,519,109	1,151,519,109	1,151,519,691	1,151,519,109

Interest attributed to stockholders (per share)
Preferred class A stock (including one special share)	0.11	0.11	0.28	0.36	0.56
Common stock	0.11	0.11	0.28	0.36	0.56

(1)	As of September 30, 2004, 14,145,510 common shares and 11,967 preferred shares were held in treasury in the amount of $88. The 14,145,510 common shares guarantee a loan of our subsidiary Alunorte.

See notes to condensed consolidated financial information.

Notes to the Condensed Consolidated Financial Information
Expressed in millions of United States dollars, unless otherwise stated (Unaudited)

1	The Company and its operations

Companhia Vale do Rio Doce (CVRD) is a limited liability company, duly organized and existing under the laws of the Federative Republic of Brazil. Our operations are carried out through CVRD and its subsidiary companies, joint ventures and affiliates, and mainly consist of mining, non-ferrous metal production and logistics, as well as energy, aluminum and steel activities. Further details of our operations and those of our joint ventures and affiliates are described in Note 8.

The main operating subsidiaries we consolidate are as follows:

		Head office	Principal
Subsidiary	% ownership	location	activity
Alumina do Norte do Brasil S.A. - Alunorte	57	Brazil	Aluminum
Alumínio Brasileiro S.A. - Albras (8)	51	Brazil	Aluminum
CADAM S.A (CADAM) (2) (4)	37	Brazil	Kaolin
CELMAR S.A. - Indústria de Celulose e Papel (3)	100	Brazil	Forestry
CVRD Overseas Ltd.	100	Cayman Island	Trading
Ferrovia Centro-Atlântica S.A. (4)	100	Brazil	Logistics
Ferteco Mineração S.A. - FERTECO (3)	100	Brazil	Iron ore and Pellets
Itabira Rio Doce Company Ltd. - ITACO	100	Cayman Island	Trading
Mineração Serra do Sossego S.A. (5)	100	Brazil	Copper
Minerações Brasileiras Reunidas S.A. - MBR (4) (7)	56	Brazil	Iron ore
Navegação Vale do Rio Doce S.A. - DOCENAVE	100	Brazil	Shipping
Pará Pigmentos S.A.	76	Brazil	Kaolin
Rio Doce International Finance Ltd. - RDIF	100	Bahamas	International finance
Rio Doce Manganês S.A. (6)	100	Brazil	Manganese and Ferroalloys
Rio Doce Manganèse Europe - RDME	100	France	Ferroalloys
Rio Doce Manganese Norway - RDMN	100	Norway	Ferroalloys
Salobo Metais S.A. (1)	100	Brazil	Copper
Urucum Mineração S.A.	100	Brazil	Iron ore, Ferroalloys and
			Manganese

(1)	Development stage companies

(2)	Through Caemi Mineração e Metalurgia S.A. (CAEMI)

(3)	Merged with CVRD on August 29, 2003

(4)	Consolidated as from September 2003

(5)	Merged with CVRD on December 30, 2003

(6)	Formerly Sibra-Eletrosiderúrgica Brasileira S.A.

(7)	Through Caemi Mineração e Metalurgia S.A. and Belém Administrações e Participações Ltda.

(8)	Consolidated as from January 1, 2004 (See Note 4)

2	Basis of consolidation

All majority-owned subsidiaries where we have both share and management control are consolidated, with elimination of all significant intercompany accounts and transactions. Additionally Alumínio Brasileiro S.A. – ALBRAS is consolidated as from January 1, 2004 under FIN 46R (note 4). Investments in unconsolidated affiliates and joint ventures are reported at cost plus our equity in undistributed earnings or losses. Included in this category are certain joint ventures in which we have majority ownership but, by force of shareholders’ agreements, do not have effective management control. We provide for losses on equity investments with negative stockholders’ equity where applicable (see Note 8).

We evaluate the carrying value of our listed investments relative to publicly available quoted market prices. If the quoted market price is below book value, and such decline is considered other than temporary, we write-down our equity investments to quoted market value.
We define joint ventures as businesses in which we and a small group of other partners each participate actively in the overall entity management, based on a shareholders agreement. We define affiliates as businesses in which we participate as a minority stockholder but with significant influence over the operating and financial policies of the investee.

Investments in unincorporated joint ventures, formed for the purpose of investing in electrical energy projects, are proportionately consolidated.

3	Summary of significant accounting policies

Our condensed consolidated interim financial information for the three-month periods ended September 30, 2004 and 2003 and June 30, 2004 and for the nine month periods ended September 30, 2004 and 2003 is unaudited. However, in our opinion, such condensed consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for interim periods. The results of operations for the nine month period ended September 30, 2004 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2004.

In preparing the consolidated financial statements, we are required to use estimates to account for certain assets, liabilities, revenues and expenses. Our consolidated financial statements therefore include various estimates concerning the selection of useful lives of property, plant and equipment, provisions necessary for contingent liabilities, fair values assigned to assets and liabilities acquired in business combinations, income tax valuation allowances, employee post-retirement benefits and other similar evaluations, actual results may vary from our estimates.

Exchange rates at September 30, 2004 and December 31, 2003 were R$2.8586: US$1.00 and R$2.8892: US$1.00, respectively.

4	Change in accounting practices

In June 2001, the FASB issued SFAS 143 - “Accounting for Asset Retirement Obligations”. We adopted SFAS 143 as from January 1, 2003, and as a consequence an additional $26 for asset retirement obligations was recorded as “Others - long-term liabilities”, a net increase of $11 in mine development costs was registered within “Property, plant and equipment” and a resulting charge of $10 was registered as “Change in Accounting Practice for Asset Retirement Obligations” on the Statement of Income, net of income tax ($15 gross of deferred income tax). Over time the liabilities will be accreted for the change in their present value and initial capitalized costs will be amortized over the useful lives of the related assets.

In December 2003, the FASB issued FIN 46R – “Consolidation of Variable Interest Entities, (revised December 2003)”. The primary objectives of FIN 46R are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (variable interest entities or VIEs) and how to determine when and which business enterprise should consolidate the VIE (the primary beneficiary). This new model for consolidation applies to an entity in which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46R requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures regarding the nature, purpose, size and activities of the VIE and the enterprise’s maximum exposure to loss as a result of its involvement with the VIE. Alumínio Brasileiro S.A – ALBRAS was identified as a VIE and was consolidated as from January 1, 2004.

5	Recently-issued accounting pronouncements

Emerging Issue Task Force No. 04-03 (EITF 04-03), Mining assets: Impairment and Business Combinations and No. 03-01 (EITF 03-01), The Meaning of Other – Than – Temporary Impairment and its Application to Certain Investments were issued in March, 2004.

The Company does not expect any significant impacts on its financial statements arising from these new pronouncements.

6	Income taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory composite enacted tax rate applicable in the periods presented is 34% represented by a 25% federal income tax rate plus a 9% social contribution rate.

The amount reported as income tax expense in our consolidated financial statements is reconciled to the statutory rates as follows:

				Nine months ended
	Three-month periods ended			September 30
	September	June 30,	September
	30, 2004	2004	30, 2003	2004	2003
Income before income taxes, equity results and minority interests	1,122	500	388	2,033	1,357

Federal income tax and social contribution expense at statutory enacted rates	(381)	(171)	(132)	(691)	(461)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	50	44	107	149	229
Exempt foreign income (expenses)	143	21	9	178	(33)
Difference on tax basis of equity investees	(75)	(16)	—	(105)	—
Tax incentives	32	3	8	44	48
Valuation allowance reversal	19	52	4	71	13
Other non-taxable gains (losses)	(12)	3	4	1	(27)

Federal income tax and social contribution expense in consolidated statements of income	(224)	(64)	—	(353)	(231)

We have certain tax incentives relative to our iron ore and manganese operations in Carajás and relative to alumina in Barcarena. The incentives relative to iron ore and manganese comprise full income tax exemption on defined production levels up to 2005 and partial exemption up to 2013. Both incentives relative to alumina expire in 2010. An amount equal to the tax saving must be appropriated to a reserve account within stockholders’ equity and may not be distributed in the form of cash dividends.

7	Inventories

	September 30,	December 31,
	2004	2003
Finished products
Iron ore and pellets	170	146
Manganese and ferroalloys	126	78
Alumina	18	20
Aluminum	53	—
Copper	7	—
Kaolin	16	16
Others	5	8
Spare parts and maintenance supplies	306	237

	701	505

8	Investments in affiliated companies and joint ventures

	September 30, 2004
				Net income
	Participation in		Net	(loss) for the
	capital (%)		equity	period
	voting	total
Steel
Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS	22.99	11.46	634	453
Companhia Siderúrgica de Tubarão - CST (1)	20.51	7.91	742	393
California Steel Industries Inc. - CSI	50.00	50.00	264	74
SIDERAR (costs $15) - available for sale investments	4.85	4.85	—	—
Aluminum and bauxite
Mineração Rio do Norte S.A. - MRN	40.00	40.00	419	102
Valesul Alumínio S.A. - VALESUL	54.51	54.51	94	19
Alumínio Brasileiro S.A. - ALBRAS (5)	—	—	—	—
Alumínio Brasileiro S.A. - ALBRAS - change in provision for losses (5)
Ferrous
Caemi Mineração e Metalurgia S.A. (3)	—	—	—	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	51.11	51.00	50	19
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	51.00	50.89	43	12
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	50.00	50.00	15	13
Companhia Coreano-Brasileira de Pelotização - KOBRASCO - change in provision for losses
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	51.00	50.90	30	9
Gulf Industrial Investment Company - GIIC	50.00	50.00	86	20
SAMARCO Mineração S.A. - SAMARCO (4)	50.00	50.00	394	159
Minas da Serra Geral S.A. - MSG	50.00	50.00	35	(4)
Others	—	—	—	—
Logistics
Ferrovia Centro-Atlântica S.A. - FCA - change in provision for losses (3)	—	—	—	—
MRS Logística S.A	—	—	—	—
MRS Logística S.A. - change in provision for losses	—	—	—	—
Others, mainly investments sold in 2003	—	—	—	—
Other affiliates and joint ventures
Fertilizantes Fosfatados S.A. - FOSFERTIL (2)	—	—	—	—
Others	—	—	—	—
Total

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Investments		Equity Adjustments
						Nine months ended
			Three-month periods ended			September 30
	September	December	September	June 30,	September
	30, 2004	31, 2003	30, 2004	2004	30, 2003	2004	2003
Steel
Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS	73	31	18	16	14	52	34
Companhia Siderúrgica de Tubarão - CST (1)	59	86	9	61	14	87	26
California Steel Industries Inc. - CSI	132	103	23	15	(2)	37	1
SIDERAR (costs $15) - available for sale investments	102	89	—	—	—	—	—

	366	309	50	92	26	176	61
Aluminum and bauxite
Mineração Rio do Norte S.A. - MRN	168	168	16	14	11	41	21
Valesul Alumínio S.A. - VALESUL	51	49	4	4	2	11	7
Alumínio Brasileiro S.A. - ALBRAS (5)	—	112	—	—	14	—	93
Alumínio Brasileiro S.A. - ALBRAS - change in provision for losses (5)	—	—	—	—	—	—	1

	219	329	20	18	27	52	122
Ferrous
Caemi Mineração e Metalurgia S.A. (3)	—	—	—	—	3	—	15
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	26	18	3	5	3	10	3
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	22	17	2	3	1	6	4
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	7	1	4	1	—	6	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO - change in provision for losses	—	—	—	—	1	—	10
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	15	11	1	3	1	5	2
Gulf Industrial Investment Company - GIIC	43	40	4	2	3	10	9
SAMARCO Mineração S.A. - SAMARCO (4)	235	221	35	20	17	80	59
Minas da Serra Geral S.A. - MSG	17	15	—	(2)	1	(2)	3
Others	22	21	1	—	5	—	7

	387	344	50	32	35	115	112
Logistics
Ferrovia Centro-Atlântica S.A. - FCA - change in provision for losses (3)	—	—	—	—	(9)	—	(93)
MRS Logística S.A	63	39	8	8	—	22	—
MRS Logística S.A. - change in provision for losses	—	—	—	—	4	—	8
Others, mainly investments sold in 2003	7	5	—	—	1	—	(2)

	70	44	8	8	(4)	22	(87)
Other affiliates and joint ventures
Fertilizantes Fosfatados S.A. - FOSFERTIL (2)	—	—	—	—	5	—	10
Others	11	8	(1)	—	—	(2)

	11	8	(1)	—	5	(2)	10

Total	1,053	1,034	127	150	89	363	218

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Dividends received
				Nine months ended		Quoted
	Three-month periods ended			September 30		market
	September	June 30,	September			September
	30, 2004	2004	30, 2003	2004	2003	30, 2004
Steel
Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS	—	—	3	13	3	334
Companhia Siderúrgica de Tubarão - CST (1)	—	—	30	—	35	176
California Steel Industries Inc. - CSI	—	2	2	2	5	—
SIDERAR (costs $15) - available for sale investments	—	—	—	—	—	102

	—	2	35	15	43	612
Aluminum and bauxite
Mineração Rio do Norte S.A. - MRN	—	20	11	41	16	—
Valesul Alumínio S.A. - VALESUL	—	7	—	9	3	—
Alumínio Brasileiro S.A. - ALBRAS (5)	—	—	—	—	—	—
Alumínio Brasileiro S.A. - ALBRAS - change in provision for losses (5)	—	—	—	—	—	—

	—	27	11	50	19	-
Ferrous
Caemi Mineração e Metalurgia S.A. (3)	—	—	—	—	—	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	—	—	—	—	—	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	—	—	—	—	2	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	—	—	—	—	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO - change in provision for losses	—	—	—	—	—	—
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	—	—	—	—	1	—
Gulf Industrial Investment Company - GIIC	—	1	4	7	9	—
SAMARCO Mineração S.A. - SAMARCO (4)	19	30	14	68	53	—
Minas da Serra Geral S.A. - MSG	—	—	—	—	1	—
Others	—	—	—	—	—	—

	19	31	18	75	66	-
Logistics
Ferrovia Centro-Atlântica S.A. - FCA - change in provision for losses (3)	—	—	—	—	—	—
MRS Logística S.A	—	—	—	—	—	—
MRS Logística S.A. - change in provision for losses	—	—	—	—	—	—
Others, mainly investments sold in 2003	—	—	—	—

Other affiliates and joint ventures	—	—	—	—	—	—
Fertilizantes Fosfatados S.A. - FOSFERTIL (2)	—	—	2	—	9	—
Others	—	—	—	—	1	—

	—	—	2	—	10	-

Total	19	60	66	140	138	612

(1)	During the quarter ended September 30, 2003 CVRD acquired an additional 4.42% of the voting shares and 5.64% of the preferred shares, representing 5.17% of CST’s total capital for $60. On July 30,2004 we sold 4.42% of the voting shares and 20.11% of the preferred shares;

(2)	Investment sold in 2003;

(3)	Consolidated as from September, 2003, after acquisition of control;

(4)	Investment includes goodwill of $38 in 2004 and $ 37 in 2003;

(5)	Albras was consolidated as from January 1, 2004.

9	Stockholders’ equity

On August 18, 2004 the Extraordinary General Shareholders´ Meeting approved the forward stock split. Each existing share, common and preferred, was split into three shares.

After the split the Company’s capital comprises 1,165,677,168 shares, of which 749,949,429 common shares 415,727,739 class “A” preferred shares, including three special class shares without par value (“Golden Share”). The share/ADR proportion will be maintained at 1/1; therefore, each common and preferred share, will continue to be represented by one ADR supported by one common share (NYSE: RIO) or by one ADR supported by one class “A” preferred share (NYSE: RIOPR) respectively.

For comparative purposes we considered the effects of the split as it had occurred consistently in all periods presented.

10	Pension plans

				Nine months ended
	Three-Month period ended			September 30
	September	June 30,	September
	30, 2004	2004	30, 2003	2004	2003
Service cost - benefits earned during the period	1	—	—	2	1
Interest cost on projected benefit obligation	42	36	37	116	104
Actual return on assets	(42)	(32)	(38)	(118)	(106)
Amortization of initial transitory obligation	3	2	3	7	7
Net deferral	(1)	(3)	1	2	2

Net periodic pension cost	3	3	3	9	8

Employer contributions

We previously disclosed in our consolidated financial statements for the year ended December 31, 2003, that we expected to contribute $14 to our pension plan in 2004. As of September 30, 2004, $11 of contributions have been made. We do not expect any change in our previous estimate.

11	Commitments and contingencies

(a)	At September 30, 2004, we had extended guarantees for borrowings obtained by affiliates and joint ventures in the amount of $7, of which $6 is denominated in United States dollars and the remaining $1 in local currency, as follows:

	Amount of	Denominated		Final	Counter
Affiliate or Joint Venture	guarantee	currency	Purpose	maturity	guarantees
SAMARCO	6	US$	Debt guarantee	2008	None
VALESUL	1	R$	Debt guarantee	2007	None

	7

We expect no losses to arise as a result of the above guarantees. We charge commission for extending these guarantees in the case of Samarco.

We have not provided any significant guarantees since January 1, 2003 which would require fair value adjustments under FIN 45 – “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”.

(b)	CVRD and its subsidiaries are defendants in numerous legal actions in the normal course of business. Based on the advice of our legal counsel, management believes that the provision made against contingent losses is sufficient to cover probable losses in connection with such actions.

The provision for contingencies and the related judicial deposits are composed as follows:

	September 30, 2004		December 31, 2003
	Provision for	Judicial	Provision for	Judicial
	contingencies	deposits	contingencies	deposits
Labor claims	192	89	177	66
Civil claims	162	64	167	54
Tax — related actions	427	315	285	279
Others	7	4	6	8

	788	472	635	407

Labor — related actions principally comprise employee claims for (i) payment of time spent traveling from their residences to the work-place, (ii) additional payments for alleged dangerous or unhealthy working conditions and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal.

Civil actions principally relate to claims made against us by contractors in connection with losses alleged to have been incurred by them as a result of various past government economic plans during which full indexation of contracts for inflation was not permitted.

Tax — related actions principally comprise our challenges of certain revenue taxes, VAT and of the tax on financial movements – CPMF.

We continue to vigorously pursue our interests in all the above actions but recognize that probably we will incur some losses in the final instance, for which we have made provisions.

Our judicial deposits are made as required by the courts for us to be able to enter or continue a legal action. When judgment is favorable to us, we receive the deposits back; when unfavorable, the deposits are delivered to the prevailing party.

Contingencies settled in the nine-month period ended September 30, 2004 and 2003, three-month period ended September 30, 2004, and 2003 and June 30, 2004 aggregated $39, $191, $2, $138 and $14, respectively, and additional provisions aggregated $63, $114, $11, $66 and $13, respectively.

In addition to the contingencies for which we have made provisions we have possible losses in connection with tax contingencies totaling $320 at September 30, 2004, for which no provision is maintained.

(c)	We are defendants in two actions seeking substantial compensatory damages brought by the Municipality of Itabira, State of Minas Gerais, which we believe are without merit. Due to the remote likelihood that any loss will arise there from no provision has been made in the financial statements with respect to these two actions.

(d)	We are committed under a take-or-pay agreement to purchase approximately 42,391 thousand metric tons of bauxite from Mineração Rio do Norte S.A. - MRN at a formula price, calculated based on the current London Metal Exchange (LME) quotation for aluminum. Based on a market price of US$20.45 per metric ton as of September 30, 2004, it represents the following total commitment:

2004 as from July	14,210
2005	56,840
2006	56,840
2007	56,840
2008	56,840
2009 and thereafter	625,326

866,896

(e)	We and BNDES entered into a contract, known as the Mineral Risk Contract, in March 1997, relating to prospecting authorizations for mining regions where drilling and exploration are still in their early stages. The Mineral Risk Contract provides for the joint development of certain unexplored mineral deposits in approximately two million identified hectares of land in the Carajás region, as well as proportional participation in any financial benefits earned from the development of such resources. Iron ore and manganese deposits already identified and subject to development are specifically excluded from the Mineral Risk Contract.

Pursuant to the Mineral Risk Contract, we and BNDES each agreed to provide $205, which represents half of the $410 in expenditures estimated as necessary to complete geological exploration and mineral resource development projects in the region through to April 28, 2009. We will oversee these projects and BNDES will advance us half of our costs on a quarterly basis. Under the Mineral Risk Contract, as of September 30, 2004, the remaining contributions towards exploration and development activities totaled $68. In the event that either of us wishes to conduct further exploration and development after having spent such $205, the contract provides that each party may either choose to match the other party’s contributions, or may choose to have its financial interest proportionally diluted. If a party’s participation in the project is diluted to an amount lower than 40% of the amount invested in connection with exploration and development projects, then the Mineral Risk Contract provides that the diluted party will lose all the rights and benefits provided for in the Mineral Risk Contract and any amounts previously contributed to the project.

Under the Mineral Risk Contract, BNDES has agreed to compensate us through a finder’s fee production royalty on their share of mineral resources that are discovered and placed into production. This finder’s fee is equal to 3.5% of the revenues derived from the sale of gold, silver and platinum group metals and 1.5% of the revenues derived from the sale of other minerals, including copper, except for gold and other minerals discovered at Serra Leste, for which the finder’s fee is equal to 6.5% of revenues.

(f)	At the time of our privatization in 1997, we issued shareholder revenue interests known in Brazil as “debentures” to our then-existing shareholders, including the Brazilian Government. The terms of the “debentures”, were set to ensure that our pre-privatization shareholders, including the Brazilian Government, would participate alongside us in potential future financial benefits that we are able to derive from exploiting our mineral resources. On March 26, 2004 as a result of exploiting our mineral resources we declared a distribution on these “debentures” in the amount of $2, payable as from April 1, 2004. There is no significant difference between the book value and quoted market price of these debentures.

(g)	We use various judgments and assumptions when measuring our environmental liabilities and asset retirement obligations. Changes in circumstances, law or technology may affect our estimates and we periodically review the amounts accrued and adjust them as necessary. Our accruals do not reflect unasserted claims because we are currently not aware of any such issues. Also the amounts provided are not reduced by any potential recoveries under cost sharing, insurance or indemnification arrangements because such recoveries are considered uncertain. The changes are demonstrated as follows:

Balance as of April 01, 2004	82
Accretion expense	4
Cumulative translation adjustment	(4)

Balance as of June 30, 2004	82

Accretion expense	3
Cumulative translation adjustment	6

Balance as of September 30, 2004	91

Balance as of January 01, 2004	81
Accretion expense	9
Cumulative translation adjustment	1

Balance as of September 30, 2004	91

12	Segment and geographical information

In 1999 we adopted SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” with respect to the information we present about our operating segments. SFAS 131 introduced a “management approach” concept for reporting segment information, whereby such information is required to be reported on the basis that the chief decision-maker uses internally for evaluating segment performance and deciding how to allocate resources to segments. Our business segments are currently organized as follows:

Ferrous products — comprises iron ore mining and pellet production, as well as the Northern and Southern transportation systems, including railroads, ports and terminals, as they pertain to mining operations. Manganese mining and ferroalloys are also included in this segment.

Non-ferrous products – comprises the production of kaolin, potash and copper.

Logistics – comprises our transportation systems as they pertain to the operation of our ships, ports and railroads for third-party cargos.

Holdings – divided into the following sub-groups:

•	Aluminum — comprises aluminum trading activities, alumina refining, aluminum metal smelting and investments in joint ventures and affiliates engaged in bauxite mining.

•	Others — comprises our investments in joint ventures and affiliates engaged in other businesses.

Information presented to top management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with accounting practices generally accepted in Brazil together with certain minor inter-segment allocations.

Consolidated net income and principal assets are reconciled as follows:

Results by segment - before eliminations (Unaudited)

	As of and for the three-month periods ended
	September 30, 2004
				Holdings
		Non		(1)
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
Gross revenues - Export	2,041	150	24	419	—	(968)	1,666
Gross revenues - Domestic	376	55	234	53	—	(97)	621
Cost and expenses	(1,711)	(172)	(158)	(320)	—	1,065	(1,296)
Depreciation, depletion and amortization	(72)	(12)	(9)	(9)	—	—	(102)
Pension plan	(3)	—	—	—	—	—	(3)

Operating income (loss)	631	21	91	143	—	—	886
Financial income	39	—	5	6	—	(40)	10
Financial expenses	(150)	—	(4)	(52)	1	40	(165)
Foreign exchange and monetary gains (losses), net	22	3	6	46	—	—	77
Gain on sale of investments	—	—	—	—	314	—	314
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	50	—	8	20	49	—	127
Income taxes	(197)	—	(3)	(23)	(1)	—	(224)
Minority interests	(39)	(2)	—	(41)	—	—	(82)

Net income	356	22	103	99	363	—	943

Sales classified by geographic destination:
Export market
America, except United States	198	—	13	29	—	(102)	138
United States	132	—	9	64	—	(87)	118
Europe	871	80	2	205	—	(459)	699
Middle East/Africa/Oceania	132	63	—	—	—	(48)	147
Japan	164	2	—	81	—	(47)	200
China	401	—	—	40	—	(164)	277
Asia, other than Japan and China	143	5	—	—	—	(61)	87

	2,041	150	24	419	—	(968)	1,666
Domestic market	376	55	234	53	—	(97)	621

	2,417	205	258	472	—	(1,065)	2,287

Assets:
Property, plant and equipment, net	5,050	1,147	577	952	1	—	7,727
Additions to Property, plant and equipment	131	40	114	63	—	—	348
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	387	—	70	219	377	—	1,053

Capital employed	4,557	913	565	819	31	—	6,885

[Additional columns below]

[Continued from above table, first column(s) repeated]

	As of and for the three-month periods ended
	June 30, 2004
				Holdings
		Non		(1)
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
Gross revenues - Export	1,875	81	22	398	—	(923)	1,453
Gross revenues - Domestic	364	35	219	47	—	(85)	580
Cost and expenses	(1,588)	(89)	(142)	(308)	—	1,008	(1,119)
Depreciation, depletion and amortization	(57)	(6)	(8)	(8)	—	—	(79)
Pension plan	(3)	—	—	—	—	—	(3)

Operating income (loss)	591	21	91	129	—	—	832
Financial income	63	—	2	20	1	(67)	19
Financial expenses	(139)	(2)	(5)	(26)	(1)	67	(106)
Foreign exchange and monetary gains (losses), net	(202)	(2)	(1)	(42)	2	—	(245)
Gain on sale of investments	—	—	—	—	—	—	—
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	32	—	8	18	92	—	150
Income taxes	(87)	(4)	(1)	31	(3)	—	(64)
Minority interests	(31)	1	—	(52)	—	—	(82)

Net income	227	14	94	78	91	—	504

Sales classified by geographic destination:
Export market
America, except United States	172	—	18	41	—	(98)	133
United States	121	—	—	7	—	(70)	58
Europe	857	68	4	212	—	(435)	706
Middle East/Africa/Oceania	87	1	—	—	—	(19)	69
Japan	187	4	—	105	—	(99)	197
China	300	5	—	33	—	(135)	203
Asia, other than Japan and China	151	3	—	—	—	(67)	87

	1,875	81	22	398	—	(923)	1,453
Domestic market	364	35	219	47	—	(85)	580

	2,239	116	241	445	—	(1,008)	2,033

Assets:
Property, plant and equipment, net	4,542	1,020	483	826	1	—	6,872
Additions to Property, plant and equipment	165	62	153	35	1	—	416
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	330	—	56	195	385	—	966

Capital employed	4,307	679	449	816	26	—	6,277

[Additional columns below]

[Continued from above table, first column(s) repeated]

	As of and for the three-month periods ended
	September 30, 2003
		Non		Holdings
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
Gross revenues — Export	1,411	28	14	218	—	(651)	1,020
Gross revenues — Domestic	309	31	130	46	—	(53)	463
Cost and expenses	(1,282)	(38)	(91)	(210)	1	704	(916)
Depreciation, depletion and amortization	(50)	(6)	(3)	(4)	—	—	(63)
Pension plan	(3)	—	—	—	—	—	(3)

Operating income (loss)	385	15	50	50	1	—	501
Financial income	49	1	3	2	1	(29)	27
Financial expenses	(89)	(2)	(2)	(18)	(1)	29	(83)
Foreign exchange and monetary gains (losses), net	(48)	(4)	3	(8)	—	—	(57)
Gain on sale of investments	—	—	—	—	—	—	—
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	35	—	(4)	27	31	—	89
Income taxes	(1)	—	(1)	(1)	3	—	—
Minority interests	(3)	—	—	(6)	—	—	(9)

Net income	328	10	49	46	35	—	468

Sales classified by geographic destination:
Export market
America, except United States	142	—	10	44	—	(87)	109
United States	91	2	—	6	—	(46)	53
Europe	532	19	4	96	—	(236)	415
Middle East/Africa/Oceania	85	—	—	—	—	(20)	65
Japan	162	6	—	26	—	(79)	115
China	275	1	—	46	—	(132)	190
Asia, other than Japan and China	124	—	—	—	—	(51)	73

	1,411	28	14	218	—	(651)	1,020
Domestic market	309	31	130	46	—	(53)	463

	1,720	59	144	264	—	(704)	1,483

Assets:
Property, plant and equipment, net	4,024	858	439	529	38	—	5,888
Additions to Property, plant and equipment	235	170	16	22	—	—	443
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	338	—	7	320	325	—	990

Capital employed	3,818	246	473	477	26	—	5,040

(1)	Albras was consolidated as from January 1, 2004 and generated contribution to net revenues and operating income of $39 and $70 in the three-month periods ended September 30, 2004 (June 30, 2004, $61 and $74, respectively).

Operating income by product — after eliminations (Unaudited)

	For the three-month periods ended
	September 30, 2004
								Impairment/
								Gain on sale
	Revenues			Value				of property,	Depreciation,
				added	Net	Cost and		plant and	depletion and	Operating
	Export	Domestic	Total	tax	revenues	expenses	Net	equipment	amortization	income
Ferrous
Iron ore	880	213	1,093	(34)	1,059	(463)	596	—	(67)	529
Pellets	229	64	293	(12)	281	(239)	42	—	(2)	40
Manganese	16	4	20	(2)	18	(17)	1	—	—	1
Ferroalloys	113	60	173	(15)	158	(43)	115	—	(3)	112

	1,238	341	1,579	(63)	1,516	(762)	754	—	(72)	682
Non ferrous
Gold	—	—	—	—	—	—	—	—	—	—
Potash	—	35	35	(5)	30	(16)	14	—	(1)	13
Kaolin	36	5	41	(1)	40	(23)	17	—	(4)	13
Copper	56	14	70	(3)	67	(40)	27	—	(7)	20

	92	54	146	(9)	137	(79)	58	—	(12)	46
Aluminum
Alumina	127	3	130	(4)	126	(102)	24	—	(5)	19
Aluminum	172	8	180	(1)	179	(54)	125	—	(4)	121
Bauxite	17	—	17	—	17	(14)	3	—	—	3

	316	11	327	(5)	322	(170)	152	—	(9)	143
Logistics
Railroads	—	164	164	(27)	137	(88)	49	—	(9)	40
Ports	—	43	43	(8)	35	(20)	15	—	(1)	14
Ships	16	9	25	(2)	23	(25)	(2)	—	1	(1)

	16	216	232	(37)	195	(133)	62	—	(9)	53
Others	4	(1)	3	—	3	(41)	(38)	—	—	(38)

	1,666	621	2,287	(114)	2,173	(1,185)	988	—	(102)	886

[Additional columns below]

[Continued from above table, first column(s) repeated]

	For the three-month periods ended
	June 30, 2004
								Impairment/
								Gain on sale
	Revenues			Value				of property,	Depreciation,
				added	Net	Cost and		plant and	depletion and	Operating
	Export	Domestic	Total	tax	revenues	expenses	Net	equipment	amortization	income
Ferrous
Iron ore	732	211	943	(38)	905	(394)	511	—	(55)	456
Pellets	251	68	319	(11)	308	(207)	101	—	—	101
Manganese	8	3	11	(2)	9	(7)	2	—	—	2
Ferroalloys	103	50	153	(13)	140	(72)	68	—	(3)	65

	1,094	332	1,426	(64)	1,362	(680)	682	—	(58)	624
Non ferrous
Gold	—	—	—	—	—	—	—	—	—	—
Potash	—	31	31	(6)	25	(13)	12	—	(1)	11
Kaolin	34	5	39	(1)	38	(21)	17	—	(4)	13
Copper	24	—	24	—	24	(4)	20	—	(2)	18

	58	36	94	(7)	87	(38)	49	—	(7)	42
Aluminum
Alumina	83	—	83	(4)	79	(66)	13	—	(5)	8
Aluminum	197	1	198	(1)	197	(67)	130	—	(3)	127
Bauxite	8	—	8	—	8	(8)	—	—	—	—

	288	1	289	(5)	284	(141)	143	—	(8)	135
Logistics
Railroads	—	153	153	(25)	128	(81)	47	—	(4)	43
Ports	—	45	45	(3)	42	(21)	21	—	(1)	20
Ships	10	12	22	(7)	15	(25)	(10)	—	(1)	(11)

	10	210	220	(35)	185	(127)	58	—	(6)	52
Others	3	1	4	(2)	2	(23)	(21)	—	—	(21)

	1,453	580	2,033	(113)	1,920	(1,009)	911	—	(79)	832

[Additional columns below]

[Continued from above table, first column(s) repeated]

	For the three-month periods ended
	September 30, 2003
								Impairment/
								Gain on sale
	Revenues			Value				of property,	Depreciation,
				added	Net	Cost and		plant and	depletion and	Operating
	Export	Domestic	Total	tax	revenues	expenses	Net	equipment	amortization	income
Ferrous
Iron ore	554	147	701	(16)	685	(344)	341	—	(31)	310
Pellets	159	58	217	(7)	210	(151)	59	—	(2)	57
Manganese	7	4	11	(1)	10	(14)	(4)	—	—	(4)
Ferroalloys	46	24	70	(6)	64	(46)	18	—	(3)	15

	766	233	999	(30)	969	(555)	414	—	(36)	378
Non ferrous
Gold	5	—	5	—	5	13	18	—	—	18
Potash	—	28	28	(4)	24	(12)	12	—	(1)	11
Kaolin	21	4	25	—	25	(24)	1	—	(3)	(2)
Copper	—	—	—	—	—	—	—	—	—	—

	26	32	58	(4)	54	(23)	31	—	(4)	27
Aluminum
Alumina	107	42	149	(3)	146	(99)	47	—	(4)	43
Aluminum	77	4	81	—	81	(73)	8	—	—	8
Bauxite	12	1	13	—	13	(11)	2	—	—	2

	196	47	243	(3)	240	(183)	57	—	(4)	53
Logistics
Railroads	—	101	101	(10)	91	(35)	56	—	(17)	39
Ports	1	39	40	(3)	37	(19)	18	—	(2)	16
Ships	10	8	18	(1)	17	(28)	(11)	—	—	(11)

	11	148	159	(14)	145	(82)	63	—	(19)	44
Others	21	3	24	—	24	(25)	(1)	—	—	(1)

	1,020	463	1,483	(51)	1,432	(868)	564	—	(63)	501

Results by segment — before eliminations (Unaudited)

	Nine-month periods ended September 30
	2004
				Holdings
		Non
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
Gross revenues — Export	5,478	265	65	1,180	—	(2,626)	4,362
Gross revenues — Domestic	1,027	118	637	159	—	(252)	1,689
Cost and expenses	(4,665)	(314)	(428)	(932)	—	2,878	(3,461)
Depreciation, depletion and amortization	(207)	(24)	(24)	(25)	—	—	(280)
Pension plan	(9)	—	—	—	—	—	(9)

Operating (loss) income	1,624	45	250	382	—	—	2,301
Financial income	146	—	11	9	2	(127)	41
Financial expenses	(405)	(3)	(13)	(119)	—	127	(413)
Foreign exchange and monetary gains (losses), net	(212)	1	—	(2)	3	—	(210)
Gain on sale of investments	—	—	—	—	314	—	314
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	115	—	22	52	174	—	363
Income taxes	(338)	(4)	(6)	(1)	(4)	—	(353)
Minority interests	(84)	(2)	—	(105)	—	—	(191)

Income from continuing operations	846	37	264	216	489	—	1,852
Change in accounting pratice for asset retirement obligations (note 4)	—	—	—	—	—	—	—

Net income	846	37	264	216	489	—	1,852

Sales classified by geographic destination:
Export market
America, except United States	528	—	46	140	—	(303)	411
United States	360	—	9	109	—	(223)	255
Europe	2,387	170	10	566	—	(1,206)	1,927
Middle East/Africa/Oceania	308	64	—	—	—	(93)	279
Japan	501	14	—	266	—	(213)	568
China	939	9	—	99	—	(396)	651
Asia, other than Japan and China	455	8	—	—	—	(192)	271

	5,478	265	65	1,180	—	(2,626)	4,362
Domestic market	1,027	118	637	159	—	(252)	1,689

	6,505	383	702	1,339	—	(2,878)	6,051

Assets:
Property, plant and equipment, net	5,050	1,147	577	952	1	—	7,727
Additions to Property, plant and equipment	453	173	399	120	—	—	1,145
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	387	—	70	219	377	—	1,053

Capital employed	4,557	913	565	819	31	—	6,885

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Nine-month periods ended September 30
	2003
				Holdings
		Non
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
Gross revenues — Export	3,606	69	53	525	—	(1,622)	2,631
Gross revenues — Domestic	846	77	316	124	—	(139)	1,224
Cost and expenses	(3,322)	(116)	(220)	(544)	6	1,761	(2,435)
Depreciation, depletion and amortization	(131)	(11)	(8)	(10)	—	—	(160)
Pension plan	(8)	—	—	—	—	—	(8)

Operating (loss) income	991	19	141	95	6	—	1,252
Financial income	145	1	11	8	4	(85)	84
Financial expenses	(270)	(4)	(5)	(30)	(5)	85	(229)
Foreign exchange and monetary gains (losses), net	162	15	(12)	87	(2)	—	250
Gain on sale of investments	—	—	—	—	—	—	—
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	110	—	(85)	122	71	—	218
Income taxes	(206)	—	(1)	(27)	3	—	(231)
Minority interests	(5)	(4)	—	(47)	—	—	(56)

Income from continuing operations	927	27	49	208	77	—	1,288
Change in accounting pratice for asset retirement obligations (note 4)	(10)	—	—	—	—	—	(10)

Net income	917	27	49	208	77	—	1,278

Sales classified by geographic destination:
Export market
America, except United States	379	—	28	111	—	(243)	275
United States	262	8	—	25	—	(143)	152
Europe	1,463	50	20	228	—	(591)	1,170
Middle East/Africa/Oceania	204	—	4	—	—	(50)	158
Japan	404	9	—	96	—	(188)	321
China	607	2	—	65	—	(284)	390
Asia, other than Japan and China	287	—	1	—	—	(123)	165

	3,606	69	53	525	—	(1,622)	2,631
Domestic market	846	77	316	124	—	(139)	1,224

	4,452	146	369	649	—	(1,761)	3,855

Assets:
Property, plant and equipment, net	4,024	858	439	529	38	—	5,888
Additions to Property, plant and equipment	503	315	65	65	1	—	949
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	338	—	(6)	320	338	—	990

Capital employed	3,818	246	473	477	26	—	5,040

Operating income by product — after eliminations (Unaudited)

	Nine-month periods ended September 30
	2004
								Impairment/
								Gain on sale
	Revenues			Value				of property,	Depreciation,
				added	Net	Cost and		plant and	depletion and	Operating
	Export	Domestic	Total	tax	revenues	expenses	Net	equipment	amortization	income
Ferrous
Iron ore	2,264	598	2,862	(95)	2,767	(1,242)	1,525	—	(192)	1,333
Pellets	663	184	847	(31)	816	(618)	198	—	(5)	193
Manganese	30	10	40	(5)	35	(31)	4	—	—	4
Ferroalloys	307	141	448	(36)	412	(201)	211	—	(10)	201

	3,264	933	4,197	(167)	4,030	(2,092)	1,938	—	(207)	1,731
Non ferrous
Gold	—	—	—	—	—	—	—	—	—	—
Potash	—	89	89	(14)	75	(38)	37	—	(4)	33
Kaolin	104	15	119	(4)	115	(66)	49	—	(11)	38
Copper	80	14	94	(3)	91	(44)	47	—	(9)	38

	184	118	302	(21)	281	(148)	133	—	(24)	109
Aluminum
Alumina	308	9	317	(13)	304	(258)	46	—	(14)	32
Aluminum	519	20	539	(2)	537	(175)	362	—	(11)	351
Bauxite	40	—	40	—	40	(35)	5	—	—	5

	867	29	896	(15)	881	(468)	413	—	(25)	388
Logistics
Railroads	—	450	450	(71)	379	(235)	144	—	(21)	123
Ports	—	126	126	(21)	105	(64)	41	—	(3)	38
Ships	37	30	67	(5)	62	(77)	(15)	—	—	(15)

	37	606	643	(97)	546	(376)	170	—	(24)	146
Others	10	3	13	(2)	11	(84)	(73)	—	—	(73)

	4,362	1,689	6,051	(302)	5,749	(3,168)	2,581	—	(280)	2,301

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Nine-month periods ended September 30
	2003
								Impairment/
								Gain on sale
	Revenues			Value				of property,	Depreciation,
				added	Net	Cost and		plant and	depletion and	Operating
	Export	Domestic	Total	tax	revenues	expenses	Net	equipment	amortization	income
Ferrous
Iron ore	1,433	408	1,841	(52)	1,789	(876)	913	—	(69)	844
Pellets	429	155	584	(19)	565	(448)	117	(12)	(9)	96
Manganese	30	8	38	(3)	35	(20)	15	—	(1)	14
Ferroalloys	139	68	207	(15)	192	(142)	50	—	(7)	43

	2,031	639	2,670	(89)	2,581	(1,486)	1,095	(12)	(86)	997
Non ferrous
Gold	21	—	21	—	21	(2)	19	—	(2)	17
Potash	—	70	70	(9)	61	(31)	30	—	(3)	27
Kaolin	47	8	55	(1)	54	(43)	11	—	(4)	7
Copper	—	—	—	—	—	—	—	—	—	—

	68	78	146	(10)	136	(76)	60	—	(9)	51
Aluminum
Alumina	231	115	346	(7)	339	(256)	83	—	(10)	73
Aluminum	221	8	229	—	229	(207)	22	—	—	22
Bauxite	22	1	23	—	23	(21)	2	—	—	2

	474	124	598	(7)	591	(484)	107	—	(10)	97
Logistics
Railroads	—	246	246	(25)	221	(69)	152	—	(47)	105
Ports	1	105	106	(9)	97	(54)	43	—	(6)	37
Ships	36	24	60	(3)	57	(86)	(29)	—	—	(29)

	37	375	412	(37)	375	(209)	166	—	(53)	113
Others	21	8	29	—	29	(33)	(4)	—	(2)	(6)

	2,631	1,224	3,855	(143)	3,712	(2,288)	1,424	(12)	(160)	1,252

13	Derivative financial instruments

Volatility of interest rates, exchange rates and commodity prices are the main market risks to which we are exposed - all three are managed through derivative operations. These have the exclusive aim of reducing exposure to risk. We do not use derivatives for speculation purposes.

We monitor and evaluate our derivative positions on a regular basis and adjust our strategy in response to market conditions. We also periodically review the credit limits and credit worthiness of our counter-parties in these transactions. In view of the policies and practices established for operations with derivatives, management considers the occurrence of non-measurable risk situations as unlikely.

The asset (liability) balances and the movement in fair value of derivative financial instruments is as follows (the quarterly information is unaudited):

		Interest
		rates
	Gold	(LIBOR)	Currencies	Alumina	Aluminum	Total
Unrealized gains (losses) at April 1, 2004	(37)	(48)	1	(36)	(43)	(163)
Financial settlement	1	11	—	—	—	12
Unrealized gains (losses) in the period	9	5	—	4	4	22
Effect of exchange rate changes	2	2	—	2	2	8

Unrealized gains (losses) at June 30, 2004	(25)	(30)	1	(30)	(37)	(121)

Unrealized gains (losses) at July 1, 2004	(25)	(30)	1	(30)	(37)	(121)
Financial settlement	—	3	—			3
Unrealized gains (losses) in the period	(5)	(1)	—	(5)	(25)	(36)
Effect of exchange rate changes	(2)	(3)	—	(2)	(3)	(10)

Unrealized gains (losses) at September 30, 2004	(32)	(31)	1	(37)	(65)	(164)

Unrealized gains (losses) at July 1, 2003	(11)	(65)	(1)	1	—	(76)
Financial settlement	5	4	—	—	—	9
Unrealized gains (losses) in the period	(17)	(1)	3	(6)	—	(21)
Effect of exchange rate changes	1	2	—	—	—	3

Unrealized gains (losses) at September 30, 2003	(22)	(60)	2	(5)	—	(85)

Unrealized gains (losses) at January 1, 2004	(32)	(46)	5	(18)	—	(91)
Initial consolidation of Albras	—	—	—	—	(20)	(20)
Financial settlement	1	17	(2)	—	—	16
Unrealized gains (losses) in the period	(1)	(2)	(2)	(19)	(44)	(68)
Effect of exchange rate changes	—	—	—	—	(1)	(1)

Unrealized gains (losses) at September 30, 2004	(32)	(31)	1	(37)	(65)	(164)

Unrealized gains (losses) at January 1, 2003	(15)	(60)	(1)	3	—	(73)
Financial settlement	5	18	—	—	—	23
Unrealized gains (losses) in the period	(12)	(5)	3	(9)	—	(23)
Effect of exchange rate changes	—	(13)	—	1	—	(12)

Unrealized gains (losses) at September 30, 2003	(22)	(60)	2	(5)	—	(85)

Unrealized gains (losses) in the period are included in our income statement under the caption of financial expenses.

Final maturity dates for the above instruments are as follows:

Gold	Dec 2008
Interest rates (LIBOR)	Oct 2007
Currencies	Dec 2011
Alumina	Dec 2008
Aluminum	Dec 2006

Albras entered into a 20 years contract to purchase power from Eletronorte to provide power for its industrial activities which became effective as from June 1, 2004. The contract includes a price adjustment related to LME aluminum prices.

The price adjustment related to LME is an embedded derivative as defined by SFAS 133, which is valued at fair value with variations recorded in the income statement. The fair value variation for the period up to September 30, 2004 was $22.

14	Subsequent Event

Additional dividend payment on October 29

On October 13, 2004 the Board of Directors of CVRD, approved the payment of an additional dividend in the amount of $250 to be paid on October 29, 2004, $150 of which in the form of interest shareholders’ equity and $100 in the form of dividends.

Therefore, on October 29, 2004, a total amount of $525 was distributed to shareholders, which includes the second installment of the minimum dividend announced on January 28, of $275 and the additional dividend of $250.

CVRD sells its stake in PPSA

On October 20, 2004 CVRD announces that it has transferred its stake in Pará Pigmentos S.A. (PPSA) to its subsidiary Caemi. CVRD owned 82.0% of the total capital of PPSA and 60.2% of the total capital of Caemi. The objective of this sale is the consolidation of CVRD´s kaolin business in Caemi which is already a player in the global kaolin market through its subsidiary CADAM.

* * *

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2004	COMPANHIA VALE DO RIO DOCE (Registrant)
	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer